January 29, 2010

Mr. Jay Webb, Accounting Reviewer, and
Ms. Andri Boerman, Staff Accountant
United States Securities and Exchange Commission
Mail Stop 6010
100 F St. N.E.
Washington, D.C. 20549

Re:          Integrated Device Technology, Inc.
Form 10-K for the fiscal year ended March 29, 2009
Filed May 20, 2009
File No. 000-12695

Dear Mr. Webb and Ms. Boerman,

We are in the process of completing our response to your comment letter dated January 19, 2010 in which you request that we either respond within 10 business days to the comments contained therein or tell you when we will provide you a response.  We intend to respond to the comments in the letter no later than February 5, 2010.

Thank you for your consideration. If you have any questions regarding this letter, you may contact Maciej Kurzymski, Corporate Controller at (408)-284-4553 or me at (408)-284-8491.

Sincerely,

/S/ RICHARD D. CROWLEY, JR. Richard D. Crowley, Jr. Vice President, Chief Financial Officer (Principal Financial and Accounting Officer)